CCL Industries Inc.

105 Gordon Baker Road, Willowdale, Ontario M2H 3P8
Telephone: (416) 756-8500 Fax: 756-8555

November 1, 2001

Dear Shareholder:

Enclosed is information on your Company's Third Quarter 2001 results.

CCL continues to operate in a difficult economic environment. Unfortunately, the events of the September 11th terrorist attacks in the United States adds to this uncertainty and the outlook for the fourth quarter and into 2002.

In recognition of the slowing economy earlier this year, senior management focused the business on generating cash by reducing working capital and by selective capital spending. This program has been successful, allowing the Company to pay off its short-term debt and develop significant cash reserves. In addition, management has been working aggressively throughout 2001 to reduce the cost structure, address operational issues, and to refocus the divisions, including divesting non-core and under-performing business units. Critical changes such as these are seldom easy and take time to properly plan and implement. Your Board has been carefully monitoring these initiatives and is pleased to see that they are starting to bear fruit, particularly in the Custom Manufacturing and Label Divisions. As we move forward, these restructuring initiatives should significantly improve CCL's profitability and cash flow.

Included with this investor update is a publication titled "Customers and Relationships at CCL." This article was written for the Ivey Business Journal and appears in the November/December issue of this journal. We believe it provides worthy insight into the success of our Custom Manufacturing Division.

Your Board of Directors approved the payment of a dividend for January 2, 2002 of $0.08 per Class B Non-Voting Share and $0.0675 per Class A Voting Share. At the current share price, the annual dividend yield is now approximately 3%.

We encourage all shareholders to access our web site www.cclind.com on a regular basis for investor and company news including scheduled dates for future earnings releases. If you would like to have future Press Releases e-mailed to you at the time they are issued, please complete the Information Request Form under the Investor Relations Section on our Web Site. You may also request a direct mailing of all Press Releases by writing to us, attention Christene Duncan.

We usually hold conference calls with our stakeholders following the release of our results. Presentation material used during these calls is posted on our web site and an audio recording of the calls is also available. Instructions for accessing these services are set out at the end of each earnings release.

Yours truly,

Jon K. Grant
Chairman of the Board

Investor Update

1. 2001 Third Quarter Earnings Release
2. Consolidated Statements of Earnings and Retained Earnings
3. Consolidated Balance Sheets
4. Consolidated Statements of Cash Flow
5. Notes to Interim Consolidated Financial Statements
6. Management Discussion and Analysis
7. Dividend Declaration Press Release
8. Publication - Customers and Relationship at CCL

CCL Industries Inc.

105 Gordon Baker Road, Willowdale, Ontario M2H 3P8
Telephone: (416) 756-8500 Fax: 756-8555

News Release Stock Symbol: TSE - CCL.A and CCL.B

For Immediate Release – Thursday, November 1, 2001

CCL Releases Third Quarter 2001 Results

Results Summary

	For Periods Ending September 30					
	Third Quarter			Nine Months		
(in millions except per share data)	2001	2000	% Change	2001	2000	% Change
Sales	$392.6	$389.1	0.9	$1,227.2	$1,203.2	2.0
EBITDA	$38.5	$44.5	(13.5)	$123.6	$144.9	(14.7)
Unusual items (net)	$2.7	-		$4.6	-	
Net earnings	$6.2	$8.8	(29.5)	$21.9	$33.6	(34.8)
Per Class B Share						
Earnings before unusual items and goodwill amortization	$0.31	$0.31	-	$0.95	$1.12	(15.2)
Earnings before unusual items	$0.20	$0.23	(13.0)	$0.67	$0.88	(23.9)
Net earnings	$0.17	$0.23	(26.1)	$0.60	$0.88	(31.8)
Cash flow before unusual items	$0.88	$0.82	7.3	$2.57	$2.63	(2.3)
Weighted average number of equivalent shares outstanding (in 000s)				36,478	38,506	(5.3)

Toronto, November 1, 2001 – CCL Industries Inc., a world leader in developing manufacturing, packaging and labeling solutions for the consumer products industry, announced today that sales in the third quarter ending September 30, 2001 increased approximately 1% to $392.6 million, compared with $389.1 million in the same quarter of 2000. Sales for the first nine months of 2001 were $1,227.2 million compared to $1,203.2 million in 2000, a 2% increase. Excluding the effect of foreign exchange, sales decreased 2% in the third quarter and were flat year-to-date. If sales from dispositions, made in 2000 and 2001, are also excluded, sales for both the third quarter and year-to-date 2001 are up approximately 2%.

The plastic packaging business unit also continued to incur significant losses in the third quarter compared to a contribution a year ago. This business unit, under the direction of its new President, has taken steps to strengthen management, focus and downsize the Los Angeles, CA plant on fewer technologies and address operating issues. In addition, the sale and leaseback of the Los Angeles facility was completed at the end of September. This transaction generated $25.1 million in cash. Although affected by the soft demand, the Wilkes-Barre, PA facility, commissioned earlier this quarter, continues to incur moderate start-up losses as it moves up the learning curve and expands its East Coast customer base.

Sales in the Label Division, after excluding the effect of foreign exchange and the sales related to the labeling equipment business sold in the fourth quarter of 2000, declined 12% in the third quarter and 6% year-to-date. This reduction reflects both the unprecedented industry slow-down and a temporary sharp drop in orders following the September 11th terrorist attack. Operating income, compared with 2000, was flat in the third quarter, despite the sales decline, due to the positive impact of restructuring the business.

The Label Division's restructuring plan, under the direction of its new President, Geoff Martin, was substantially completed in the third quarter. As a result, the plants in the United States have been reorganized into a network of decentralized and focused label businesses. Each business group now specializes on the printing technology requirements, as well as other needs of specific customers. This plan has resulted in a significant reduction in selling, administrative, and fixed expenses in this division. All Label plants, except Charlotte, NC which is now operating at close to break-even, continue to be profitable despite the significant slow-down in demand.

The financial position of CCL remains strong. Net debt, which is primarily denominated in U.S. dollars, has been reduced $23.3 million since December 31, 2000 and $60.8 million since September 30, 2000. The depreciation of the Canadian dollar over the past year has had the effect of increasing reported debt. Excluding the non-cash translation effect on the U.S. dollar debt, the strong cash flow has reduced net debt over the twelve-month period by $83.9 million.

On August 3, 2001, the Company filed its Normal Course Issuer Bid and as of September 30, 2001, 1,359,935 Class B shares had been purchased for cancellation under this filing for a total consideration of $15.8 million. In late September, the Company, under the provisions of the Ontario Securities Act, acquired a further 500,000 Class B shares for cancellation, for consideration of $6.1 million. In total, the Company repurchased 1,884,935 Class B shares for $22.1 million during the nine months ended September 30, 2001. During the first nine months of 2000, the Company repurchased 986,400 Class B shares for $11.3 million. The actual number of shares outstanding at September 30, 2001 was 34.8 million. The significant reduction from 36.6 million outstanding as at June 30, 2001 and 38.4 million outstanding on September 30, 2000 is a result of these share repurchases.

CCL Industries Inc. (TSE CCL.A and CCL.B), with revenues of approximately $1.6 billion, is a creative outsourcing partner to some of the world's largest producers of consumer brands, helping them to get their products to market quickly and cost-effectively. Areas of expertise include custom manufacturing; state-of-the-art packaging solutions, including specialty aluminum and plastic packaging; and innovative product labeling. CCL develops solutions for producers of leading consumer brands in personal care, cosmetic, pharmaceutical, household and specialty food products. With headquarters in Toronto, Canada, CCL employs 7,500 people and operates 33 production facilities in North and Central America and Europe.

Statements contained in this Press Release, other than statements of historical facts, are forward-looking statements subject to a number of uncertainties that could cause actual events or results to differ materially from some statements made.

For more information, contact:

Steve Lancaster	Senior Vice President and Chief Financial Officer	416-756-8517

Note: CCL will hold a conference call at 10.30 EST on Friday, November 2, 2001 to discuss these results. To access this call, please dial 1-877-871-9527 or 416-620-2406.
Post-View service will be available from Friday, November 2, 2001 at 12.30 p.m. EST until Saturday, December 1, 2001 at 11:59 p.m.
Dial: 1-800-558-5253 Access Code: 19790290

For more details on CCL, visit our web site - www.cclind.com

Financial Tables follow ...

3. DISPOSALS

In March 2001, the Company sold its one-third interest in a joint venture in Shanghai, China. The loss on disposal of this investment of $6.3 million was provided for as part of the restructuring costs recorded in the 2000 annual financial statements.

In April 2001, the Company sold its UK-based Pharmaceutical business to Miza Pharmaceutical Inc. ("Miza"). Proceeds of $27.8 million were in the form of common shares of Miza, representing a 20% equity interest, and redeemable subordinated convertible notes of $16.8 million. The book value of the disposed Pharmaceutical assets included goodwill of $3.3 million. There was no gain or loss on the disposition.

4. UNUSUAL ITEMS

The Company incurred restructuring costs of $5.3 million in the third quarter of 2001 and $7.2 million year-to-date. The major components of the restructuring plan is employee severance costs to reorganize the Container and Label Divisions. Foreign exchange gains of $2.6 million were realized in the quarter. These gains on repatriation of capital from subsidiaries arise from the difference between the exchange rate in effect on the date the capital was returned to Canada compared to the historical rate in effect when the capital was invested. These transactions are not subject to income tax.

5. LONG-TERM LIABILITIES AND DEFERRED GAIN

Long-term liabilities relate to environmental matters and represent management's best estimate for site restoration costs. The actual timing of payments against these liabilities is unknown. During the quarter a deferred gain of $9.9 million was recorded on the sale and leaseback of the land and building of the Los Angeles, CA Plastic plant. The proceeds on sale of this property was $25.1 million.

6. SHARE CAPITAL

Exchangeable shares

As at December 31, 2000, there were issued and outstanding Class A Participating Exchangeable Common shares of CCL Plastic Packaging Inc., formerly SEDA Specialty Packaging Corp., a wholly-owned subsidiary, which were exchangeable at the holder's option into 1,000,000 Class B non-voting shares of CCL Industries Inc. In March 2001, the holder exercised the option under this arrangement.

CCL INDUSTRIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PERIODS ENDED SEPTEMBER 30, 2001 AND 2000

6. SHARE CAPITAL (con't)

Issued and outstanding

Actual number of equivalent shares:

	September 30, 2001	September 30, 2000	December 31, 2000
Class A	2,463,039	2,466,054	2,465,633
Class B	32,332,704	34,943,124	33,203,545
Exchangeable	-	1,000,000	1,000,000
Total	34,795,743	38,409,178	36,669,178

The weighted average number of equivalent shares issued and outstanding:

	September 30, 2001	September 30, 2000	December 31, 2000
Total	36,477,621	38,506,350	38,267,007

Repurchase of shares

During the third quarter, the Company repurchased 1,859,935 Class B shares for $21.9 million and for the year 1,884,935 Class B shares were repurchased for $22.1 million.

Fully diluted earnings per Class B share

There would be no dilutive effect in 2001 and 2000.

Stock-based compensation plan

There were no significant changes in options during the quarter.

CCL INDUSTRIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PERIODS ENDED SEPTEMBER 30, 2001 AND 2000

7. SEGMENTED INFORMATION

Industry segments
Unaudited

Third quarter ended September 30th

(in millions of dollars)		Sales		EBITDA		Operating income	
		2001	2000	2001	2000	2001	2000
Custom Manufacturing		$ 218.9	$ 200.4	$ 17.4	$ 15.7	$ 11.8	$ 9.4
	Return on sales			7.9%	7.8%	5.4%	4.7%
	Growth	9.2%		10.8%		25.5%	
Container		81.9	82.7	8.1	16.4	(1.0)	7.9
	Return on sales			9.9%	19.8%	-1.2%	9.6%
	Growth	-1.0%		-50.6%		-112.7%	
Label		91.8	106.0	13.5	13.8	6.3	6.1
	Return on sales			14.7%	13.0%	6.9%	5.8%
	Growth	-13.4%		-2.2%		3.3%	
Total operations		$ 392.6	$ 389.1	39.0	45.9	17.1	23.4
	Return on sales			9.9%	11.8%	4.4%	6.0%
	Growth	0.9%		-15.0%		-26.9%	
Corporate expense				(0.5)	(1.4)	(0.8)	(1.6)
				$ 38.5	$ 44.5	16.3	21.8
Interest expense						7.3	8.9
Earnings before unusual items and income taxes						9.0	12.9
Unusual items (net)						2.7	-
Earnings before income taxes						$ 6.3	$ 12.9
Income taxes						0.1	4.1
Net earnings						$ 6.2	$ 8.8

CCL INDUSTRIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PERIODS ENDED SEPTEMBER 30, 2001 AND 2000

7. SEGMENTED INFORMATION (con't)

Industry segments
Unaudited

Nine months ended September 30th

(in millions of dollars)		Sales 2001	Sales 2000	EBITDA 2001	EBITDA 2000	Operating income 2001	Operating income 2000
Custom Manufacturing		$ 678.0	$ 628.7	$ 52.6	$ 53.3	$ 35.1	$ 34.0
	Return on sales			7.8%	8.5%	5.2%	5.4%
	Growth	7.8%		-1.3%		3.2%	
Container		250.9	252.9	37.5	51.5	10.4	26.3
	Return on sales			14.9%	20.4%	4.1%	10.4%
	Growth	-0.8%		-27.2%		-60.5%	
Label		298.3	321.6	37.6	44.5	15.8	21.9
	Return on sales			12.6%	13.8%	5.3%	6.8%
	Growth	-7.2%		-15.5%		-27.9%	
Total operations		$ 1,227.2	$ 1,203.2	127.7	149.3	61.3	82.2
	Return on sales			10.4%	12.4%	5.0%	6.8%
	Growth	2.0%		-14.5%		-25.4%	
Corporate expense				(4.1)	(4.4)	(4.[illegible])	(4.9)
				$ 123.6	$ 144.9	56.6	77.3
Interest expense						24.5	27.4
Earnings before unusual items and income taxes						32.1	49.9
Unusual items (net)						4.6	-
Earnings before income taxes						$ 27.5	$ 49.9
Income taxes						5.6	16.3
Net earnings						$ 21.9	$ 33.6

(in millions of dollars)	Identifiable Assets Sep 30th 2001	Identifiable Assets Dec 31st 2000	Depreciation & Amortization Nine months ended September 30th 2001	Depreciation & Amortization Nine months ended September 30th 2000	Capital Expenditure Nine months ended September 30th 2001	Capital Expenditure Nine months ended September 30th 2000
Custom Manufacturing	$ 380.7	$ 407.9	$ 17.5	$ 19.3	$ 8.5	$ 15.7
Container	581.8	567.5	27.1	25.3	18.7	15.9
Label	372.4	388.9	21.9	22.6	5.1	8.5
Corporate	94.0	15.4	0.5	0.4	0.3	0.1
Total	$ 1,428.9	$ 1,379.7	$ 67.0	$ 67.6	$ 32.6	$ 40.2

MANAGEMENT'S DISCUSSION AND ANALYSIS
THIRD QUARTERS ENDED SEPTEMBER 30, 2001 AND 2000

This document has been prepared for the purpose of providing a Management Discussion and Analysis (MD&A) of the financial condition and results of operations of the third quarters ended September 30, 2001 and 2000 and an update to the MD&A covering the years ended December 31, 2000 and 1999. This interim MD&A should be read in conjunction with the Company's September 30, 2001 third quarter financial statements released on November 1, 2001 and the 2000 Annual MD&A document which forms part of the CCL Industries Inc. 2000 Annual Report dated February 14, 2001.

Overview

The market dynamics referred to in the 2000 Annual Report continued to affect CCL in the third quarter of 2001. The sluggish demand for mass-market personal care, household and pharmaceutical products in North America and Europe which began in early 2000 has been most evident over the past five quarters. Demand in the non-durable manufacturing sector in the U.S., as measured by the Federal Reserve in September 2001, was down 4.9% for the past quarter and down 5.0% over the previous twelve-month period. Fortunately, CCL has not been affected to the same extent as this broad-based category. Some of our business units were, and continue to be, affected by the terrorist attacks of September 11th in the United States. These events had the immediate effect of slowing down shipments and disrupting customer order patterns in addition to the obvious negative impact on productivity. The effects on operations of this lower than expected demand, along with other specific operational issues and the measures being implemented to address these factors are discussed below.

The Company's outlook for the fourth quarter and into 2002 continues to be cautious for the Container and Label Divisions, in particular. Given the unstable order pattern due to the current economic conditions, it is difficult to forecast demand for our products.

Earnings before unusual items in the third quarter, were $7.1 million or $0.20 per Class B share and for the nine months ended September 30, 2001 were $24.1 million or $0.67 per Class B share. Net earnings for the third quarter, were $6.2 million and for the nine-month period ended September 30, 2001, were $21.9 million, compared to $8.8 million and $33.6 million in the corresponding periods a year earlier. Net earnings per Class B share for the third quarter were $0.17 and for the nine months ended September 30, 2001, were $0.60 compared to $0.23 and $0.88 for the corresponding periods a year earlier. The unusual items, recorded in the third quarter, relate to restructuring costs net of foreign exchange gains made on repatriation of capital from foreign subsidiaries.

In the third quarter, CCL continued to reduce its cost structure, minimize capital spending and refocus business units including, where necessary, organizational changes and restructuring to address selected divisional and plant issues. In addition, the Company completed the sale and leaseback of its Los Angeles, CA plastic packaging plant. This transaction, consistent with the refocusing and downsizing of this facility on fewer technologies and the transfer of business to other locations, generated $25.1 million in cash. Additionally, plans to dispose of a number of smaller non-core business units continue. The Company expects to announce some of these sales prior to the end of the year.

The Company, in recognition of the slowing economy, continued its strategy to maximize cash flow, including working capital reduction and selective capital spending, and use it to reduce debt and repurchase shares. As at September 30, 2001, the Company had cash on hand of $71.3 million. As a result, the financial position remains solid. Net debt to total capitalization as at September 30, 2001 was 45.0%, a 2.2% drop from a year earlier, in spite of expending $22.1 million to repurchase 1.9 million shares and $32.6 million on capital expenditures in 2001.

The following is a summary of key initiatives in the quarter:

- The Container Division was split into two business units. Gene Dorsch, one of our partners in the recently formed CCL Dispensing Systems joint venture and with many years' experience in the plastics industry, was appointed President of CCL Plastic Packaging with responsibility for the plants in Los Angeles, CA; Wilkes-Barre, PA; Libertyville, IL and Plattsburgh, NY. This step will allow Rami Younes, President of CCL Container, to focus full-time on the aluminum aerosol, aluminum tube, laminate tube and international business units. Decisions were also made to close an office in Chester, PA and to change some of the senior management of the aluminum tube business in Harrisonburg, VA in conjunction with the closing of the Carrollton, KY plant by year end.

- The Label Division's restructuring plan, under the direction of its new President, Geoff Martin, was substantially completed in the third quarter. The plants in the United States have been reorganized into a network of decentralized and focused label businesses. Each business group now specializes on the printing technology requirements and other needs of specific customers. This plan has resulted in a significant reduction in selling, administrative, and fixed costs in this division.

- A number of new business awards and renewals of contracts for existing volumes were completed during the quarter in the Custom Manufacturing and Container Divisions. Production under these new contracts started in the third quarter and will extend into 2002.

Results of Operations

- The September 30, 2001 interim quarterly financial statements of the Company have been prepared in accordance with the requirements of Section 1751 of the CICA Handbook. This Section provides guidance on the recognition and measurement principles to be used for interim financial statements in fiscal years commencing on or after December 31, 2000. The application of this Section is not retroactive to the September 30, 2000 financial statements. There was no material difference in the results for the third quarter or the nine-month period ended September 30, 2001 and 2000 as a result of applying this new standard.

- Foreign exchange translation had an effect on the reported sales for the third quarter and nine-month period of 2001. Reported sales increased approximately 1% in the third quarter and 2% year-to-date in 2001. When the effect of foreign exchange is excluded, reported sales were 2% lower in the third quarter than a year ago and would be flat year-to-date in 2001. If sales from dispositions, made in 2000 and 2001, are also excluded, sales for both the third quarter and year-to-date 2001 would have been up approximately 2%. The foreign exchange effect on net earnings, in the third quarter and year-to-date, was not material.

- Earnings before interest, taxes, depreciation, amortization and unusual items (EBITDA) were $38.5 million for the quarter and $123.6 million for the nine-month period ended September 30, 2001 compared to $44.5 million and $144.9 million in the corresponding periods of 2000.

- During the third quarter of 2001, the Company recorded restructuring costs before tax of $5.3 million or $0.10 per Class B share and $7.2 million before tax or $0.14 per Class B share year-to-date. The restructuring costs incurred in the second and third quarters relate primarily to actions taken in the Label and Container Divisions to refocus these businesses and to reduce their cost structure. There were no comparable costs in the first quarter of 2001 or in the first nine months of the year 2000. The Company expects to incur additional restructuring costs of approximately $2.5 million in the last quarter of 2001 to complete these plans. The restructuring costs in the fourth quarter will be higher than originally estimated as a result of management's efforts to further reorganize the business in this uncertain economic environment.

- Foreign exchange gains of $2.6 million or $0.07 per share were realized in the quarter. These gains on repatriation of capital from foreign subsidiaries arise from the difference between the exchange rate in effect on the date the capital was returned to Canada compared to the historical rate in effect when the capital was invested. These transactions are not subject to income tax.

- All divisions continue to incur higher than planned energy costs. While these increases are moderating, the additional costs were approximately $0.8 million in the third quarter and $3.6 million year-to-date compared to the same periods in 2000.

- Depreciation and amortization amounted to $22.1 million in the third quarter and $67.0 million year-to-date compared to $22.7 million and $67.6 million respectively a year earlier.

- Corporate expenses in the third quarter were lower than the previous quarter and the third quarter a year ago. This was largely due to a gain on foreign exchange transactions in the current quarter compared to exchange losses in the prior quarter of 2001 and the third quarter of 2000.

- Interest expense was $7.3 million for the third quarter and $24.5 million year-to-date compared to $8.9 million and $27.4 million respectively in the same periods last year, reflective of the lower net debt levels in 2001.

- The tax rate before unusual items of 21.8% in the third quarter and 25.0% year-to-date in 2001, compares to 31.0% and 32.5% for the same periods in 2000. The lower rate of tax in 2001 reflects the reduced income contribution from jurisdictions with higher tax rates and a general reduction in corporate tax rates. This income tax rate before unusual items compares to the full year rate of 25.4% recorded in 2000.

- A discussion of each divisional business segment is set out below:

Custom Manufacturing - Operating income in the third quarter $11.8 million in 2001 vs. $9.4 million in 2000. Year-to-date $35.1 million vs. $34.0 million respectively.

- The overall trend to lower demand experienced since early 2000 moderated in the third quarter due to production requirements from new business awards received earlier in 2001. The division continues to secure new business and to renew contracts with existing customers. The full effect of these new contracts will extend into 2002.

- Sales increased 9% during the third quarter and 8% year-to-date. After excluding the effect of foreign exchange, and the sales related to the China joint venture and the U.K. pharmaceutical operations sold earlier in 2001, sales increased 11% in the third quarter and 9% year-to-date. This increase resulted from a 4% growth in unit volume in the third quarter and 3% growth year-to-date in selected product categories, and to additional full service contracts. Under full service contracts, the division charges a small handling fee and purchases more of the raw materials and components rather than having them supplied by the customers. This is more fully explained on pages 7 and 8 of the year 2000 Annual MD&A.

- Operating income was $11.8 million in the quarter compared to $9.4 million in 2000 and $35.1 million year-to-date compared to $34.0 million in the previous year. The U.K.-based pharmaceutical business and the China joint venture, which were sold in 2001, incurred operating losses of approximately $3.0 million in the first nine months of 2000. This compares to the operating loss prior to sale in 2001 of $0.6 million.

Container - Operating loss in the third quarter $1.0 million in 2001 vs. $7.9 million Operating income in 2000. Year-to-date operating income $10.4 million vs. $26.3 million respectively.

- Sales in the Container Division declined 1% both in the quarter and year-to-date. If foreign exchange is excluded, sales declined 4% in both periods. Operating income for the division was down $8.9 million in the quarter and $15.9 million for the first nine months compared to last year.

- Operating income for the aluminum aerosol, laminate tube and international business units was down 7% in the third quarter compared to last year due to lower sales in aerosols, but is up just over 9% year-to-date compared to a year ago.

- The aluminum tube business unit incurred a significant loss during the quarter due to operational issues and reduced shipments of higher margin product lines. This unit continues to experience difficulty integrating manufacturing lines being relocated to Harrisonburg, VA from Carrollton, KY while absorbing new business at the same time. This site was recently enlarged to accommodate the consolidation of the Carrollton, KY aluminum tube business. The Carrollton, KY plant completed production at the end of October and will be closed by year-end.

- The plastic packaging business unit also continued to incur significant losses in the third quarter. This business unit, under the direction of its new President, has taken steps to strengthen management, focus and downsize the Los Angeles, CA plant on fewer technologies and address operating issues. Although affected by soft demand, the Wilkes-Barre, PA facility, commissioned earlier this quarter, continues to incur moderate start-up losses as it comes up the learning curve and expands its East Coast customer base.

Label - Operating income in the third quarter $6.3 million vs. $6.1 million in 2000. Year-to-date $15.8 million vs. $21.9 million respectively.

- Sales for this division declined 13% in the third quarter and 7% year-to-date. Sales, after excluding both the effects of foreign exchange translation and sales related to the labeling equipment business, which was sold in the fourth quarter of 2000, declined 12% in the third quarter and 6% year-to-date. The reduction reflects both the unprecedented industry slow-down and a temporary sharp drop in orders following the September 11th terrorist attacks. Operating income, compared with 2000, was flat in the third quarter, despite the sales decline, due to the positive impact of restructuring the business.

- The Label Division's restructuring plan, under the direction of its new President, Geoff Martin, was substantially completed in the third quarter. The plants in the United States have been reorganized into a network of decentralized and focused label businesses. Each business group specializes around the printing technology and other needs of specific customers. This plan has resulted in a significant reduction in selling, administrative and fixed expenses in this division. All Label plants, except Charlotte, NC which is now operating at close to break-even, continue to be profitable, in spite of the significant slow-down in demand.

2001 Financial position

The financial position of the Company remains strong. Cash flow from operations, in addition to the reduced investment in seasonal working capital and capital spending, compared to the first nine months of 2000, resulted in a net debt position of $462.8 million at September 30, 2001 compared to $486.1 million as at December 31, 2000 and $523.6 million one year earlier. Net debt to total capitalization as at September 30, 2001 was 45.0% compared to 46.5% as at December 31, 2000 and 47.2% in the previous year. Book value per share was $16.28 at September 30, 2001 compared to $15.24 a year earlier. Some specifics are as follows:

- During the third quarter, the Company repaid the balance of its revolving bank advances. The first scheduled repayment of US$9.4 million, under the provisions of the long-term debt agreements, is due September 16, 2002. The net debt ($ millions) analysis is as follows:

	September 30, 2001	September 30, 2000
Current debt	19.0	38.4
Long-term debt	515.1	503.2
Total debt	534.1	541.6
Cash on hand	(71.3)	(18.0)
Net debt	$462.8	$523.6

- Capital spending was $32.6 million year-to-date compared to $40.2 million in the comparable period of 2000. The majority of the spending in 2001 relates to the expansion of the Harrisonburg, VA plant, relocation of aluminum tube lines to this plant from Carrollton, KY, the acquisition of a new plastic tube line for the Wilkes-Barre, PA facility, and plastic tube decorating lines and power generating equipment for the Los Angeles, CA location.

- The seasonal build-up in working capital amounted to $28.2 million in the first nine months of 2001 compared to $44.9 million in the same period of 2000. This reduced investment in 2001 reflects the results of the Company's focused working capital reduction program.

- The depreciation of the Canadian dollar over the past year had the effect of increasing reported debt. Excluding the non-cash translation effect on the U.S. dollar debt, the strong cash flow has reduced net debt over the twelve-month period by $83.9 million.

- On August 3, 2001, the Company filed its Normal Course Issuer Bid and as of September 30, 2001, 1,359,935 Class B shares had been purchased for cancellation under this filing for a total consideration of $15.8 million. In late September, the Company, under the provisions of the Ontario Securities Act, acquired a further 500,000 Class B shares for cancellation, for consideration of $6.1 million. During the nine months ended September 30, 2001, the Company repurchased 1,884,935 Class B shares for $22.1 million. During the first nine months of 2000, the Company repurchased 986,400 Class B shares for $11.3 million. The actual number of shares outstanding at September 30, 2001 was 34.8 million. The significant reduction from 36.6 million outstanding as at June 30, 2001 and 38.4 million outstanding on September 30, 2000 is a result of these share repurchases.

Risks and Strategy

The only significant change during the first nine months of 2001, in either the risks or the strategies from those discussed in the 2000 Management's Discussion and Analysis document relates to the additional uncertainty created by the events surrounding the September 11, 2001 terrorist attacks in the United States.

Certain statements contained in the above Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically are preceded by, followed by or include the words -- "believes," "expects," "anticipates," "estimates," "intends," "plans" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, and the Company's results could differ materially from those anticipated in these forward-looking statements

CCL Industries Inc.

105 Gordon Baker Road, Willowdale, Ontario M2H 3P8
Telephone: (416) 756-8500 Fax: 756-8555

News Release Stock Symbol: TSE – CCL.A and CCL.B

For Immediate Release– Thursday, November 1, 2001

DIVIDEND DECLARATION

Toronto, November 1, 2001 – The Board of Directors of CCL Industries Inc. approved a dividend of $0.0675 on the Class A Voting and $0.08 on the Class B Non-Voting Shares payable January 2, 2002 to Shareholders of record at the close of business on December 14, 2001.

CCL Industries Inc. (TSE CCL.A and CCL.B), with revenues of approximately $1.6 billion, is a creative outsourcing partner to some of the world's largest producers of consumer brands, helping them to get their products to market quickly and cost-effectively. Areas of expertise include custom manufacturing; state-of-the-art packaging solutions, including specialty aluminum and plastics packaging; and innovative product labeling. CCL develops solutions for producers of leading consumer brands in personal care, cosmetic, pharmaceutical, household and specialty food products. With headquarters in Toronto, Canada, CCL employs 7,500 people and operates 33 production facilities in North and Central America and Europe.

For further information, contact:

Steve Lancaster	Senior Vice-President and Chief Financial Officer	(416) 756-8517

For more details on CCL, visit our web site – www.cclind.com

CCL Industries Inc.

105 Gordon Baker Road, Willowdale, Ontario M2H 3P8
Telephone: (416) 756-8500 Fax: 756-8555

Best Practice: Customer Relationship Management

Customers and Relationships at CCL

by Ian Gordon and Connie Wente

CCL Industries was founded in Toronto in 1951 with a single production line and three people packaging aerosol products, which was then a new technology. Today, the firm has sales of $1.6 billion, employs approximately 7,500 people, and according to The Globe and Mail's, "The Top 1000" survey of July, 2001, it is the 112th largest company in Canada. CCL's customers are well-known consumer products companies such as AstraZeneca, Clorox, Dow, Gillette, Nabisco, Playtex, Pfizer, Procter and Gamble and Unilever. This article discusses CCL's approach to relationship management and focuses on the Custom Manufacturing Division, which accounts for about half of the company's sales.

Relationships are important

Relationships at CCL have long been a way of life and part of the Company's culture. The Company's founder, Gordon Lang, recognized almost 50 years ago the importance of adopting a long-term view for stakeholder relationships and managing these relationships fairly and effectively. He accepted that this approach would sometimes be to the short-term disadvantage of the Company.

For example, CCL has often helped suppliers faced with rising costs, by re-negotiating long-term contracts; but in return, the firm has benefited from increased loyalty and stable sources of supply. Lang's early views of fairness in dealings with all stakeholders - employees, suppliers, customers and shareholders, and even competitors - have been incorporated into the culture of CCL. Current management continues to take the view that the end-customer relationship will be stronger if relationships with all other stakeholders are also strong.

Today, CCL's management sees relationships as vital corporate assets that should be nurtured and grown over time. CCL's strategies for achieving this are to work collaboratively with customers in the identification and creation of new, customer-specific value, as will be discussed shortly.

Stakeholders are family

Companies with a family orientation to operating business, whether or not they are actually family owned, are more likely to have stronger stakeholder relationships than others. CCL Industries Inc. is a TSE publicly listed company, (trades under CCL) and continues to be controlled by the Lang family. Even as the company has grown, the firm has been able to retain a family-like culture.

This family culture may be characterized as egalitarian, team-based, one that encourages new ideas and holds people, plants and divisions accountable. The behaviour of stakeholders suggests that they value this orientation.

Employee turnover is low and many managers have worked with the firm for over 15 years and have been promoted from within. Plants with similar capabilities share new ideas and do not compete with one another. It is not unusual for staff to nominate members of their families and friends for possible employment.

Suppliers work closely with CCL, as CCL does with its customers, where trust allows the piloting and launching of new products in a secure environment of strict confidentiality. Many purchasers view CCL as an extension of their own manufacturing facility, rather than independent owners and operators.

Relationships are unique

CCL categorizes customers by purchasing behaviour and the value they expect. Thereafter, CCL treats each relationship uniquely and lets the customer define most aspects of the relationship. For example, CCL's focus in packaging personal-care and household-consumer liquid products is to work closest with large customers that buy significant amounts from the firm, are shifting towards technically-sophisticated products and away from commodities, and expect technical assistance. CCL then characterizes these firms according to their specific needs. For those customers who concentrate on marketing rather than production, CCL encourages them to let it handle logistics and production, from purchasing raw materials and packaging, warehousing, quality control, filling and shipment of goods.

Customers that only want pilot production of new formulations receive CCL's technical, and other services tailored to this requirement, such as regulatory assistance with the U.S. Food and Drug Administration (FDA) and Canada's Health Protection Branch (HPB). These services let customers get new products to market quickly - in many cases faster than had they used their own in-house plants - while deferring capital investment in large-scale production facilities until the viability of the concept has been proven.

In some cases, customers are not large enough to sustain the ongoing commitments of technical and other support from CCL and may be better served by one of CCL's smaller competitors. In cases such as these, CCL helps the customer find a supplier who can handle the requirement and assist in the transition of the business to these companies with minimal disruption to the customer.

CCL also works with individual employees to provide each one with unique value. For example, people who want a promotion and demonstrate the drive and commitment to succeed, receive annual competency assessments focused on goals and objectives setting, leading to the identification of skills requirements. Employees can then pursue relevant training such as leadership or computers.

Bonding occurs at multiple levels

Relationships between CCL and its customers used to be principally between the President, senior management or sales and customers' executives with similar titles. Today, relationships are built between CCL and the many people who make the customer's business decisions, such as executives and staff at various levels in financial, marketing, engineering, information technology and operational areas. CCL locates the people within the account who make the key business decisions and then collaborates with every person to create the value each wants. To date, CCL has not

placed its own personnel at the customer's premises full-time or part-time, believing that much of the benefits of doing so can be accomplished by using more traditional approaches to account and project management.

Competition between production facilities is minimized

Because some of the firm's plants have similar capabilities, the potential exists for facilities to compete with one another for the production available. CCL tracks plant profitability and quality, and awards production to plants that score well but discourages overt competition. This competition is minimized in a variety of ways including cultural disapproval, rewarding plants not only for their own performance but for the performance of all plants within a division, and by recognizing outstanding ideas through the publishing and sharing of best practices.

Processes are integrated with customers

CCL has integrated many planning, project and operating processes with its customers' own processes. To illustrate, CCL's planning processes include a joint business review with major customers each year. As part of this integration of planning processes, CCL and its customers share market and other intelligence to help improve market planning and to assist CCL in making equipment acquisitions, streamlining processes, and instituting new performance measures for mutual benefit.

CCL and its customers integrate project processes for shared cost-reduction teams. These teams comprise personnel from customers and CCL, and seek to identify costs that can be eliminated or reduced. One recent change resulted in chemicals being purchased in bulk rather than in drums, which reduced the cost of the raw materials but also required a capital investment in bulk inventory storage and handling equipment. The team worked together to identify the opportunity and allocate cost sharing between CCL and the customer.

Customer - facing technology differentiates

CCL has invested heavily in enterprise resource planning software (ERP) that enables the firm to engage in e-commerce with its customers. The system is open and provides much information of interest to customers in real time, such as the status of orders and production, inventory levels, and even the time when the truck has left the plant with the customer's goods.

CCL is building on this capability to interact with customers using an e-commerce portal. It believes that some of its competitors, especially less well-capitalized firms, will be unable to rapidly make the transition to e-commerce. Technology investments such as these are not only giving customers the power to interact with CCL as each wishes, but are also differentiating CCL from its competitors.

The company has not invested widely in technologies such as call centres, data warehouses, data mining or sales force automation. It continues to examine such areas to ensure that any investment would create financial advantage for both customers and shareholders. CCL believes that companies that sell to other businesses, as it does, must focus first on maintaining and building personal relationships with customers to identify and create new business value. Technology that can add value to these processes will receive priority for investment but will generally not be seen as a substitute for bonding between people. In short, CCL is

committed to using technology to increase the effectiveness of new value creation not just in cost-reducing its processes.

Relationship governance processes are in place

CCL's Custom Manufacturing division has established processes to govern aspects of customer relationships. For example, the firm informally researches customer expectations that drive the relationship and establishes processes in a number of areas in support of specific relationships, as previously noted, or more generally such as remedial processes to rectify errors. For instance, when something unsatisfactory happens, such as an unmet production schedule for reasons beyond the company's control, CCL seeks to identify the root causes quickly. Senior executives can be deployed to interact with the customer, draw the situation to their attention, and to recommend corrective actions.

Measurements based on profitability and responsiveness

CCL's Custom Manufacturing division measures the volumes and profitability of customer relationships and the division's responsiveness, determined through appropriate measures as well as a careful monitoring of customer complaints. Complaints from customers' customers are generally also provided to CCL and become part of the measurement and continuous improvement processes. CCL makes its production facilities available to their customers to perform audits of manufacturing, quality and other practices and receives scoring on these factors. Results of these audits can be translated into actions for improvement as well as the identification of areas of excellence.

Concluding comments

At CCL, business is people. The Company tries to make sure that each person, whether they work for customers, CCL, or suppliers, creates the new value individual customers want. Over a period of 50 years, CCL has created a family-like culture and a relationship orientation that employees reflect in their interactions. In a spirit of teamwork, collegiality and joint purpose, employees do what policies and procedures cannot dictate and what technology cannot easily accomplish. They work collaboratively with one another and with customers to identify and create new and enduring customer value. They have been cross-trained, know the entirety of the business and function well in the flat organizational structure that characterizes CCL. Importantly, they feel that they are members of the CCL family.

Connie Wente is the Director of Pricing for CCL Custom Manufacturing and a 20-year member of the CCL family.

Ian Gordon is President of Convergence Management Consultants, King City, Ontario (www.converge.ca). He authored "Relationship Marketing," (Wiley, 1998). He assists companies to develop their customer relationships.

CUSTOMERS AND RELATIONSHIPS AT CCL FOR Ivey Business Journal

This article appears in the November/December 2001 issue of the Ivey Business Journal.